Exhibit 12

Dendreon Corporation

Ratios of Earnings to Fixed Charges

	Year Ended December 31,
Ratio of Earnings to Fixed Charges (in thousands)	2013	2012	2011	2010	2009
Earnings
Loss before taxes	($296,804)	($393,610)	($337,806)	($439,891)	($220,161)
Add: Fixed charges	56,839	58,349	52,427	7,078	5,174
Less: Capitalized interest	—	290	1,186	3,539	1,374

Total earnings (as defined)	(239,965)	(335,551)	(286,565)	(436,352)	(216,361)

Fixed Charges
Interest expense, including amortization of debt issuance costs	54,359	55,252	47,705	$1,588	$2,321
Capitalized interest	—	290	1,186	3,539	1,374

Total interest expensed and capitalized	54,359	55,542	48,891	5,127	3,695

One-third of rental expense, net of sublease income	2,480	2,807	3,536	1,951	1,479

Total fixed charges	$56,839	$58,349	$52,427	$7,078	$5,174

Insufficient amount	(296,804)	(393,900)	(338,992)	(443,430)	(221,535)